UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 30, 2016 (September 30, 2016)

Date of Report (Date of earliest event reported)

Caesars Acquisition Company

(Exact name of registrant as specified in its charter)

Delaware	001-36207	46-2672999
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(e)	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 30, 2016, Caesars Acquisition Company (“CAC”) entered into new employment agreements with each of Craig Abrahams, CAC’s Senior Vice President and Chief Financial Officer, and Michael Cohen, CAC’s Senior Vice President, Corporate Development, General Counsel and Corporate Secretary. These employment agreements supersede the preexisting employment agreements between each of these executive officers with CAC and Caesars Interactive Entertainment, LLC. Pursuant to the employment agreements, each executive will devote substantially all of his time and energy to CAC’s business, except that Messrs. Abrahams and Cohen will be permitted to serve as President, Global Development and Executive Vice President and General Counsel, respectively, of Playtika Holding Corp. (“Playtika”) (although they will recuse themselves on any subject matter for CAC or Playtika as to which there is a real or perceived conflict of interest) and Mr. Cohen will be permitted to continue to provide consulting services with Caesars Enterprise Services, LLC pursuant to an existing consulting agreement (although he will discontinue those services in the event a real or perceived conflict of interest arises).

Each agreement has an initial term of one year and will automatically renew on each anniversary of the effective date unless either CAC or the named executive officer provides at least six months’ prior written notice not to extend. In addition, the employment agreements will automatically terminate upon the closing (the “Closing”) of the proposed merger of CAC and Caesars Entertainment Corporation (“CEC”).

The employment agreements establish base salaries of $125,000 and $100,000 for Messrs. Abrahams and Cohen, respectively, subject to increases from time to time in the discretion of CAC. Each employment agreement also provides for health insurance, long-term disability benefits, life insurance, financial counseling, vacation, reimbursement of expenses and director’s and officer’s indemnification insurance; provided that the foregoing benefits (other than reimbursement of expenses and director’s and officer’s indemnification insurance) will not be provided so long as the executive is employed by Playtika.

Under the employment agreements, upon a termination by CAC without “cause” (as defined below), non-renewal by CAC or the executive’s voluntary termination with “good reason” (as defined below), the executive would be entitled to a severance payment equal to his then current base salary, payable over the 12-month period following termination, as well as, if applicable, medical, life/accident insurance, accrued benefits under a retirement plan, director’s and officer’s insurance, and financial counseling during this period. In addition, upon a termination due to disability, he would be entitled to 12 months of base salary continuation, offset by any long-term disability benefits he is entitled to, and benefits during such one-year period. In each case, the severance payment is subject to the executive’s execution of a release of claims against CAC and its affiliates, employees, directors and other related parties. Upon a termination without cause, resignation for good reason, disability, or non-renewal by Messrs. Abrahams or Cohen, the executive is subject to a one-year non-compete. Upon a termination for cause, the non-compete period is six months, and upon a resignation without good reason, the non-compete period will be up to six months. In the event the employment agreements terminate upon the Closing, there will be no non-compete period and the executives will not be entitled to any severance payments.

Upon any termination of an executive’s employment, his equity awards will be treated in accordance with the terms of the applicable plans, as described below.

For purposes of the employment agreements, “cause” means (1) the willful failure of the executive to substantially perform his duties, or to follow a lawful, reasonable directive from the board of directors or the chief executive officer of CAC (other than a failure resulting from incapacity due to physical or mental illness); (2)(A) any willful act of fraud, or embezzlement or theft, by the executive, in each case, in connection with his duties or in the course of his employment or (B) the executive’s admission in any court, or conviction of, or plea of nolo contendere to, a felony; (3) the executive being found unsuitable for or having a gaming license denied or revoked by the gaming regulatory authorities in any jurisdiction in which CEC or CAC, or any of their respective subsidiaries or affiliates conducts gaming operations; (4)(A) the executive’s willful and material violation of, or noncompliance with, any securities laws or stock exchange listing rules, including, without limitation, the Sarbanes-Oxley Act of 2002, provided that such violation or noncompliance resulted in material economic harm to CAC, or (B) a final judicial order or determination prohibiting the executive from service as an officer pursuant to the Exchange Act or the rules of the New York Stock Exchange or NASDAQ, as applicable; or (5) the willful breach by the executive of his non-competition or confidentiality restrictions.

For purposes of the employment agreements, “good reason” means, without the executive’s express written consent, the following circumstances, unless such circumstances are fully corrected prior to the date of termination specified in the written notice given by the executive notifying CAC of his intention to terminate employment for good reason: (1) a reduction in the executive’s annual base salary, as the same may be increased from time to time in accordance with the terms of the employment agreement other than a reduction in base salary that applies to a similarly situated class of employees of CAC or its affiliates; (2)(A) failure by CAC to pay or provide to the executive any material portion of his then current base salary or then current benefits (except pursuant to a compensation deferral elected by the executive) or (B) failure to pay the executive any material portion of deferred compensation under any deferred compensation program within 30 days of the date such compensation is due and permitted to be paid under Section 409A of the Internal Revenue Code, in each case other than any such failure that results from a modification to any compensation arrangement or benefit plan that is generally applicable to similarly situated officers; or (3) failure to obtain a satisfactory agreement from any successor to assume and agree to perform the executive’s employment agreement.

The foregoing description of the employment agreements with Messrs. Abrahams and Cohen does not purport to be complete and is qualified in its entirety by reference to the employment agreements, which are filed as Exhibits 10.1 and 10.2 hereto, and are incorporated herein by reference.

Item 8.01	Other Events.

The information provided in Item 5.02(e) of this Current Report on Form 8-K is incorporated by reference herein.

Important Additional Information

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between CAC and CEC, among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, CAC and CEC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and joint proxy statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CAC and CEC, at the SEC’s website (www.sec.gov), from CAC Investor Relations (investor.caesarsacquisitioncompany.com) or from CEC Investor Relations (investor.caesars.com).

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are being filed herewith:

Exhibit No.	Description

10.1	Employment Agreement, dated as of September 30, 2016, by and between Caesars Acquisition Company and Craig Abrahams.

10.2	Employment Agreement, dated as of September 30, 2016, by and between Caesars Acquisition Company and Michael Cohen.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2016		Caesars Acquisition Company

	By:	/s/ Mitch Garber
Mitch Garber
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement, dated as of September 30, 2016, by and between Caesars Acquisition Company and Craig Abrahams.

10.2	Employment Agreement, dated as of September 30, 2016, by and between Caesars Acquisition Company and Michael Cohen.